FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month January, 2010

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-            .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit

1.	Un-audited financial results (provisional, according to Indian GAAP) for the quarter and nine months ended December 31, 2009.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 15, 2009. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/S/ SANJAY BAWEJA
	Name:	Sanjay Baweja
January 29, 2010	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/13851

29 January 2010

Sir,

Sub : Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 31 December 2009.

Pursuant to Clause 41 of the Listing Agreement with Indian Stock Exchanges, please find sent herewith Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 31 December 2009, which has been taken on record by the Board of Directors in their meeting held on 29 January 2010.

Thanking you,

Yours faithfully,

For Tata Communications Limited

/s/ Rishabh Aditya
Rishabh Aditya Dy. Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 66418125/26.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

A. UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS

ENDED DECEMBER 31, 2009

						(Rs. in Lakhs)
Particulars		For the quarter ended December 31,		For the nine months ended December 31,		For the year ended March 31,
		2009	2008	2009	2008	2009
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication Services	76,975	99,948	237,187	286,250	374,943

2	Expenditure
	a. Network Costs	32,982	47,093	106,135	138,875	176,137
	b. Operating and Other Expenses	17,585	19,710	46,288	55,639	79,409
	c. Salaries and Related Costs	10,846	9,298	29,848	25,183	35,049
	d. Depreciation and Amortisation	15,156	11,295	40,526	29,473	42,527

	e. Total Expenditure (2a to 2d)	76,569	87,396	222,797	249,170	333,122

3	Profit from Operations before Other Income, Interest and Exceptional Items (1 - 2)	406	12,552	14,390	37,080	41,821
4	Other Income (net)	5,374	3,198	9,485	13,319	17,285

5	Profit before Interest and Exceptional Items (3+4)	5,780	15,750	23,875	50,399	59,106

6	Interest Cost (net)	5,675	3,586	17,284	8,440	12,862

7	Profit after Interest but before Exceptional Items (5-6)	105	12,164	6,591	41,959	46,244
8	Exceptional Items: Expense / (Income)
	a. Claim Settlement	—	—	—	9,560	9,560
	b. Profit on sale of long term Investment	—	—	—	—	(34,665)

9	Profit from Ordinary Activities before Tax (7-8)	105	12,164	6,591	32,399	71,349

10	Tax Expense (Refer note 4)	(28,075)	3,945	(25,828)	11,041	19,754

11	Net Profit from Ordinary Activities after Tax (9 – 10)	28,180	8,219	32,419	21,358	51,595

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—

13	Net Profit for the period (11-12)	28,180	8,219	32,419	21,358	51,595

14	Paid up Equity Share Capital (Face value of Rs.10 per share)	28,500	28,500	28,500	28,500	28,500
15	Reserves excluding Revaluation Reserve	—	—	—	—	630,535

16	Earnings per Share
	Basic and diluted earnings per share before and after Extraordinary Items (Rs.) (not annualised)	9.89	2.88	11.38	7.49	18.10

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Particulars		For the quarter ended December 31,		For the nine months ended December 31,		For the year ended March 31,
		2009	2008	2009	2008	2009
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
17	Aggregate of Public shareholding
	a. Number of shares	46,435,411	44,586,570	46,435,411	44,586,570	43,003,978
	b. Percentage of shareholding	16.29	15.64	16.29	15.64	15.09
18	Promoters and Promoter Group Shareholding
	a. Pledged / Encumbered
	- Number of Shares	30,000,000		30,000,000		30,000,000
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	13.82		13.82		13.81
	- Percentage of Shares (as a % of the total share capital of the Company)	10.53		10.53		10.53
	b. Non - encumbered
	- Number of Shares	187,028,873		187,028,873		187,207,342
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	86.18		86.18		86.19
	- Percentage of Shares (as a % of the total share capital of the Company)	65.62		65.62		65.69

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B. SEGMENT INFORMATION:

Business Segments:

					(Rs. in Lakhs)

Particulars	For the quarter ended December 31,		For the nine months ended December 31,		For the year ended March 31,
	2009	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues from Telecommunication Services
Wholesale Voice	29,596	46,679	93,751	133,188	174,059
Enterprise and Carrier Data	32,677	39,892	97,968	112,066	145,046
Others	14,702	13,377	45,468	40,996	55,838

Total	76,975	99,948	237,187	286,250	374,943

Segment result
Wholesale Voice	8,045	10,234	18,598	22,900	33,052
Enterprise and Carrier Data	23,755	30,589	80,992	86,285	113,129
Others	7,614	7,194	24,626	24,739	34,184

Total	39,414	48,017	124,216	133,924	180,365

Less:
(i) Interest Cost (net)	5,675	3,586	17,284	8,440	12,862
(ii) Other Unallocable Expenses (net)	33,634	32,267	100,341	83,525	121,259

Profit before Taxes and Exceptional items	105	12,164	6,591	41,959	46,244

Exceptional Expenses / (Income) (net)	—	—	—	9,560	(25,105)

Profit before Taxes	105	12,164	6,591	32,399	71,349

Tax Expense	(28,075)	3,945	(25,828)	11,041	19,754

Net Profit	28,180	8,219	32,419	21,358	51,595

Notes to Segments:

The Company’s reportable segments are Wholesale Voice, Enterprise and Carrier Data and Others.

Revenues and expenses, which are directly identifiable to the segments, are attributed to the relevant segment. Expenses on rent of satellite channels and landlines, and royalty and license fee are allocated on the basis of usage. Segment result is segment revenues less segment expenses. Certain costs, including depreciation which is not allocable to segments have been classified as “Other Unallocable Expense (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

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Notes:

1.	The above standalone results of the Company for the quarter and nine months ended December 31, 2009 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors at their meeting held on January 29, 2010.

2.	Other Income includes exchange loss (net) of Rs.156 lakhs (previous period gain (net) of Rs.1,052 lakhs) for the quarter ended December 31, 2009, exchange loss (net) of Rs.773 lakhs (previous period gain (net) of Rs.3,702 lakhs) for nine months ended December 31, 2009 and exchange gain (net) of Rs.4,656 lakhs (previous year Rs. nil) for the year ended March 31, 2009.

3.	The results for the quarter and nine months ended December 31, 2009 includes debits of Rs. 4,690 lakhs (previous period Rs. nil) and credits of Rs.5,583 lakhs (previous period Rs. nil) relating to earlier periods towards Old Liabilities written back which have been adjusted in Other Income, Revenue from Telecommunications Services, Network Costs and Depreciation.

4.	Consequent to a favorable ruling in appeal from the Income Tax Appellate Tribunal in respect of tax demands arising from disallowances in an earlier year, supported further by a legal opinion the provision made for such tax demands amounting to Rs.28,242 lakhs has been reversed in the current quarter and included as a credit under the head “Tax Expense” for the quarter and nine months ended December 31, 2009 (previous period Rs. nil).

5.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current year’s figures.

6.	Investor Complaint status:

Outstanding as on October 01, 2009	Total received during the quarter ended December 31, 2009	Total resolved during the quarter ended December 31, 2009	Outstanding as on December 31, 2009
Nil	Nil	Nil	Nil

FOR TATA COMMUNICATIONS LIMITED

/s/ N. SRINATH
N. SRINATH
MANAGING DIRECTOR & CHIEF EXECUTIVE OFFICER

Place : Mumbai.

Date : January 29, 2010

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